May 14, 2008
VIA EDGAR
Ms. Ibolya Ignat
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007 and as amended May 25, 2007
File No. 0-16509
Dear Ms. Ignat:
Per your recent telephone inquiry regarding additional disclosures on deferred policy acquisition costs, we submit the following:
The Provision for Adverse Development (“PAD”) included in our deferred policy acquisition costs (“DAC”) estimate is affected by the degree of perceived uncertainty in the expected investment yield, mortality, morbidity, lapse, and maintenance expense assumptions used in our benefit reserve estimates at the time of policy issuance. For existing policies, the PAD is not subsequently changed; rather, if actual experience deviates from assumed experience to such a degree that future policy income is no longer expected to be adequate to recover the remaining DAC asset (i.e. a premium deficiency exists), then the unrecoverable portion of the DAC balance is written off. DAC amortization includes assumptions made at the time of policy issuance for expected investment yields, mortality, morbidity, lapses and maintenance expenses and a projection for adverse deviation. The Company compares the actual experience of these items to the assumptions made. The assumptions made at the time of policy issuance do not change for future valuations, unless a premium deficiency exists.
As part of our review for periods ending December 31, 2006 and 2005, the Company determined the projection for adverse deviation was adequate to cover any variances between the estimated expenses and actual expenses for those periods. The Company determined, as part of this review, that actual mortality experience for both periods was approximately 87% of expected mortality. The assumptions for policy lapse were approximately 15% overall. During 2006, the actual lapse experience was approximately 13%, well below the initial assumption. Additionally, actual investment yield also out performed expected investment yield by approximately 50 basis points for the same periods. Consequently, since the Company’s business is outperforming the original assumptions, the projection for adverse deviation has not been needed and the DAC is fully recoverable.
If you need any additional information, please do not hesitate to contact me.
Sincerely,
/s/ Thomas F. Kopetic
Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer